WORK EXPERIENCE

Executive Chef on Mega Yacht
02/1998- PRESENT
Worldwide

- Be informed and enforce local and international health codes applying to food preparation and all food preparation areas. Attend food handler certification course, as needed and pass test to ensure receipt of necessary certificate associated with course
- Supervise and ensure the proper delivery procedures are followed and ensure the proper storage of all food products.
- Maintain safety in food preparation areas in accordance with Local and International Regulations
- Supervise and schedule all food inventory and deliveries. Review Direct Reports purchasing of all food, beverage, and associated products for kitchen.
- Plan menus on market, availability of product, trends and popularity of items, ensuring proper rotation of menus is followed
- Interacts with yacht guests daily, as necessary, to understand guest's dietary service needs
- Interview, hires, train, evaluate, and handle disciplinary action with support staff on a timely basis in accordance with Human Resources Contract Regulations
- Discuss job performance with all culinary and stewarding employees on an individual basis to review overall expectations, job performance, objectives, etc
- Inform all culinary and stewarding employees of policies, change in policies, and overall departmental progress,
- Communicate daily, as required with Food Services / Special Events / Finance Management Team and other necessary department heads

Corporate Real Estate Investor/ Developer
04/2005 – PRESENT

- Real Estate development projects in: West Palm Beach, FL., Boston MA., Panama City, PANAMA (developing an 119 Unit Complex)

Angel Investor/ Entrepreneur
06/2012 – PRESENT   *Melbourne, AUSTRALIA*

- Dynamically manage a portfolio of ideas that can be developed into products and services offered to customers of "Sprout Systems VIP Concierge Service" an e-commerce business.

Angel Investor/ Entrepreneur
07/2016 – PRESENT   *NEW ZEALAND*

- Interacts with all dealings on the current process of obtaining the Certification of the Engine from Llyods Register of London.
- Find, meet, track, and monitor a pipeline of prospective companies that could be good candidates for support

Member of The Board of Avinu Media
PRESENT